# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aeva Technologies, Inc., CIK 0001789029
CUSIP: 00835Q202
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 555 Ellis Street, Mountain View, California (CA), 94043
Date of event which requires filing of this statement: 08/20/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002077459

## Reporting persons
- LG Innotek Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); sole voting power 3,509,719; shared voting power 0; sole dispositive power 3,509,719; shared dispositive power 0; aggregate amount beneficially owned 3,509,719 (5.863% of the class)

## Item 1. Issuer
Name of issuer: Aeva Technologies, Inc.
Address of issuer's principal executive offices: 555 Ellis Street, Mountain View,CA, 94043

## Item 2. Person Filing
Name of person filing: LG Innotek Co., Ltd. (the "Reporting Person")
Address of principal business office or, if none, residence: The primary business address of the Reporting Person is E1/E3, 30, Magokjungang 10-ro, Gangseo-gu, Seoul, 07796, Korea.
Citizenship: The Reporting Person is organized under the laws of the Republic of Korea.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The Reporting Person is the record holder of 3,509,719 shares of Common Stock.

The ownership information presented herein represents beneficial ownership of Common Stock of the Issuer as of the date hereof, based upon 59,862,477 shares of Common Stock outstanding, which consists of (i) 56,352,758 shares of Common Stock outstanding as of August 19, 2025, as disclosed by the Issuer and (ii) 3,509,719 shares of Common Stock issued to the Reporting Person on August 20, 2025.
Percent of class: 5.8630%
Sole power to vote or to direct the vote: 3,509,719
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,509,719
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- LG Innotek Co., Ltd.: /s/ Hyuksoo Moon, Hyuksoo Moon, Chief Executive Officer (08/21/2025)